Exhibit 99.11
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Canada: Total acquires 100% of Deer Creek
Paris, December 13, 2005 – Total announces that it has completed the amalgamation transaction of Deer Creek Energy Limited resulting in 100% ownership of the common shares of Deer Creek.
Deer Creek is currently a public company trading on the Toronto Stock Exchange. Deer Creek has advised it intends to de-list its common shares from the Toronto Stock Exchange and cease to be a reporting issuer.
Deer Creek has an 84% interest in the leases of the Joslyn Project in the Athabasca region of the Canadian province of Alberta. The Joslyn Project will be a multiphase development with estimated cumulative production of around 2 billion barrels of bitumen over 30 years. The majority of the resources will be recovered using open pit mining techniques. In-situ steam-assisted gravity drainage (SAGD) technology will also be used.
The completion of the acquisition of Deer Creek is a further step in Total’s expansion of its heavy oil portfolio in Canada, complementing Total Canada’s 50% working interest in the Surmont SAGD project.
Total is a major player in extracting and converting heavy oil due to its 47% participation in the Sincor project in Venezuela, one of the world’s largest developments of its type, which currently produces more than 200,000 barrels per day.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com